Filed pursuant to Rule 497(a)
File No. 333-205154
Rule 482ad

**For Financial Professional Use Only. Not for Distribution to Retail Investors.** **View in Web Browser**

INCAPITAL

Incapital.com


ALCENTRA CAPITAL
INTERNOTES®

## 6.375% Callable InterNotes® Due 2021

Investor Fact Sheet VIEW NOW

Prospectus & Prelim Pricing Supplement VIEW NOW

**Current Offering as of 05/31/2016**

| Coupon / Yield | Maturity | Call Date | Payment | Trade Date | Settle Date | CUSIP | Rating |
|---|---|---|---|---|---|---|---|
| 6.375% | 06/15/21 | 06/15/17 | S/A | 06/06/16 | 06/09/16 | 01374TAN2 | A- (Egan Jones) |

Alcentra Capital Corporation

### About Alcentra Capital Corporation

Alcentra Capital Corporation is a specialty finance company that operates as a non-diversified, closed-end management investment company. The company provides customized debt and equity financing solutions, with investments typically ranging in size from $5 to $15 million, to lower middle-market companies.


INCAPITAL

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### About Incapital

Incapital was founded in 1999 and today is a leading underwriter and distributor of securities to 800+ broker-dealers, institutions, asset managers, RIAs and banks. The firm represents over 300 issuing entities and has underwritten $400+ billion in securities.

**FOR FINANCIAL PROFESSIONAL USE ONLY. NOT FOR DISTRIBUTION TO RETAIL INVESTORS.**

These securities are only being made available by means of a prospectus, registration statement and/or other offering documents. The registration statement relating to these securities is on file with the SEC. The information in the preliminary prospectus is not complete and may be changed. The securities may not be sold until the registration statement filed with the SEC relating to the securities is effective.

Before you invest, you should read the registration statement, offering documents and other documents that the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-327-1546, writing Attn: DCM Prospectus Department, 200 S. Wacker Drive, Suite 3700, Chicago, IL 60606, or emailing prospectus_requests@incapital.com

Any financial product sold prior to maturity may be worth more or less than the original amount invested. Depending upon the specific product offering, investment risks include, but are not limited to, interest rate risk, credit risk of the issuer and liquidity risk.  Additionally, unless otherwise specified in the respective offering documentation, the product(s) discussed herein are not FDIC insured, may lose value, and are not bank guaranteed.  While a high rating by a ratings agency does not guarantee safety of principal or return of funds, it does provide an independent opinion. Incapital does not offer or sell investment products to individual investors. Investors should carefully review and understand the offering documents and consult with their financial and tax advisors prior to investing in any financial product(s).

Specific investment terms are for illustration purposes only and may not reflect the actual terms of an investment product available for purchase from Incapital. Financial products are sold only by the offering documents and supplements of the respective issuer. **The information contained herein does not constitute an offer to sell or a solicitation of an offer to buy securities. Investment products described herein may not be offered for sale in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful or prohibited by the specific offering documentation.**

Securities offered through Incapital LLC, Member FINRA / SIPC. Annuities and insurance products offered through Incapital Insurance Services LLC, Member FINRA / SIPC.